                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. ____)*





                       FelCor Lodging Trust Incorporated
                       ---------------------------------
                                (Name of Issuer)






                      Common Stock $.01 par value per share
                      -------------------------------------
                         (Title of Class of Securities)







                                  314305 10 3
                                  -----------
                                 (CUSIP Number)




                           Lawrence D. Robinson, Esq.
                    Senior Vice President & General Counsel
                    545 E. John Carpenter Frwy., Suite 1300
                              Irving, Texas 75062
                                 (972) 444-4900
                    ---------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)







                                  July 28, 1998
                                  -------------
             (Date of Event Which Requires Filing of This Statement)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 314305 10 3                                        Page __ of __ Pages

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON - Hampstead Genpar, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO (See Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          9,630,878
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    9,630,878
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,630,878
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 314305 10 3                                        Page __ of __ Pages

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON - HH Genpar Partners

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO (See Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          9,630,878
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    9,630,878
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,630,878
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 314305 10 3                                        Page __ of __ Pages

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON - Hampstead Associates, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO (See Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          9,630,878
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    9,630,878
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,630,878
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 314305 10 3                                        Page __ of __ Pages

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON - RAW Genpar, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO (See Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          9,630,878
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    9,630,878
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,630,878
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 314305 10 3                                        Page __ of __ Pages

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON - InMed, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO (See Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          9,630,878
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    9,630,878
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,630,878
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 314305 10 3                                        Page __ of __ Pages

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON - Donald J. McNamara

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO (See Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          9,630,878
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    9,630,878
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,630,878
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 314305 10 3                                        Page __ of __ Pages

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON - Robert A. Whitman

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO (See Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING           9,630,878
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    9,630,878
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,630,878
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 314305 10 3                                        Page __ of __ Pages

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON - Daniel A. Decker

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO (See Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          9,630,878
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    9,630,878
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,630,878
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                             Page ____ of ____ Pages

Item 1.  Security and Issuer.

                  The name of the issuer is FelCor Lodging Trust Incorporated (the "Issuer"). The Issuer is organized under the laws of the State of Maryland and its principal executive offices are located at 545 E. John Carpenter Frwy., Suite 1300, Irving, Texas 75062. The class of equity securities to which this statement relates are shares of the common stock, par value $.01 per share, of the Issuer (the "Common Stock").

Item 2.  Identity and Background.

                  (a) This statement is being filed by (i) Hampstead Genpar, L.P., a Delaware limited partnership ("Hampstead"); (ii) HH Genpar Partners, a Texas general partnership ("HH Genpar"); (iii) Hampstead Associates, Inc., a Texas corporation ("Associates"); (iv) RAW Genpar, Inc., a Texas corporation ("RAW Genpar"); (v) InMed, Inc., a Texas corporation ("InMed"); (vi) Donald J. McNamara; (vii) Robert A. Whitman; and (viii) Daniel A. Decker. Each of Messrs. McNamara, Whitman and Decker is a United States citizen. Hampstead, HH Genpar, Associates, RAW Genpar, InMed and Messrs. McNamara, Whitman and Decker are referred to herein collectively as the "Reporting Persons." In addition to Messrs. McNamara, Whitman and Decker, Richard M. FitzPatrick, Philip S. Migicovsky, Kurt C. Read, Mark A. McCammon and Kym Irvin are, or may be considered for purposes of the Securities and Exchange Commission (the "Commission") to be, "executive officers" of Associates (collectively, the "Other Executive Officers"). Other than Mr. Whitman, there are no other executive officers or directors of RAW Genpar. Other than Mr. Decker, there are no other executive officers or directors of InMed. This statement is being filed with respect to shares of Common Stock held of record by United/Harvey Investors I, L.P., United/Harvey Investors II, L.P., United/Harvey Investors III, L.P., United/Harvey Investors IV, L.P., and United/Harvey Investors V, L.P., each a Delaware limited partnership (collectively, the "Partnerships").

                  (b) The business address of each of the Reporting Persons, the Partnerships and the Other Executive Officers is 4200 Texas Commerce Tower West, 2200 Ross Avenue, Dallas, Texas 75201.

                  (c) The principal business of the Partnerships is to hold, for investment purposes only, shares of Common Stock. The Partnerships were formed by entities controlled by Messrs. McNamara, Whitman and Decker, whose present principal occupation involves serving as principals in and executive officers of a variety of affiliated

                             Page ____ of ____ Pages


         companies which engage in a number of investment activities, including holding shares of Common Stock. The principal business of the other Reporting Persons is to effectuate and implement the investment activities of Messrs. McNamara, Whitman and Decker, including, with respect to the Partnerships, serving as the direct and indirect general partners of the Partnerships. The present principal occupation of the Other Executive Officers is to serve as employees and executive officers of various Reporting Persons and their affiliated companies. Mr. McNamara is also a director of the Issuer.

                  (d) In the past five years, none of the Reporting Persons, the Partnerships or the Other Executive Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) In the past five years, none of the Reporting Persons, the Partnerships or the Other Executive Officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The place of organization for each of the Partnerships and Hampstead is Delaware. The place of organization for HH Genpar, Associates, RAW Genpar and InMed is Texas. The place of citizenship of Messrs. McNamara, Whitman and Decker and each of the Other Executive Officers is the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

              The shares of Common Stock reported on hereunder were acquired by the respective Partnerships on July 28, 1998 pursuant to the merger (the "Merger") of Bristol Hotel Company ("Bristol") with and into the Issuer,

                             Page ____ of ____ Pages


           with the Issuer surviving such Merger. The Merger is described in more detail in that certain Registration Statement on Form S-4 (the "Registration Statement"), as amended, filed by the Issuer with the Commission on June 18, 1998 (SEC File No. 333-50509). The Registration Statement is attached hereto as Exhibit 2. In the Merger, each shareholder of Bristol received .685 shares of Common Stock for every share of the common stock of Bristol owned by such shareholder at the time the Merger occurred. Bristol was, at the time of the Merger, a reporting company under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), and the Reporting Persons had previously filed with the Commission on February 14, 1996 a
           Schedule 13G under the Exchange Act to report their respective ownership of shares of the common stock of Bristol. This Schedule 13D reflects beneficial ownership of the shares of the Common Stock acquired as a result of the consummation of the Merger.

Item 4.  Purpose of Transaction.

                The Reporting Persons currently hold the shares of Common Stock reported on hereunder for investment purposes. None of the Reporting Persons currently has any plans or proposals that relate or would result in any of the actions set forth in parts (a) through (j) of
           Item 4.

                             Page ____ of ____ Pages


Item 5.  Interest in Securities of the Issuer.

                  The Partnerships, collectively, are the record holders of the shares of Common Stock reported on hereunder. United/Harvey Investors I, L.P. holds 2,170,141 shares of Common Stock of record; United/Harvey Investors II, L.P. holds 2,034,746 shares of record; United/Harvey Investors III, L.P. holds 1,356,498 shares of record; United/Harvey Investors IV, L.P. holds 1,356,498 shares of record; and United/Harvey Investors V, L.P. holds 2,712,995 shares of record. None of the Partnerships holds of record 5% or more of the issued and outstanding Common Stock. Hampstead is the general partner of each of the Partnerships; HH Genpar is the general partner of Hampstead; Associates, RAW Genpar and InMed are each general partners of HH Genpar; and Mr. McNamara is the sole shareholder and sole director of Associates, Mr. Whitman is the sole shareholder and sole director of RAW Genpar and Mr. Decker is the sole shareholder and sole director of InMed. As a result of the relationships described above, each of the Reporting Persons shares or may be deemed to share the power to vote and dispose of all of the 9,630,878 shares of Common Stock held of record collectively by the Partnerships and, accordingly, each may be deemed to be a beneficial owner of all of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                    At the effective time of the Merger, the Partnerships entered into a Stockholders' and Registration Rights Agreement with the Issuer and certain other stockholders of Bristol (the "Other Stockholders"), which requires the Other Stockholders and the Partnerships to vote their Common Stock and take all other necessary action to insure that one designee of each of the Other Stockholders, on the one hand, and the Partnerships, on the other hand, is elected to the Issuer's Board of Directors. This obligation will terminate if either party no longer holds at least 25% of its ownership of Common Stock at the effective time of the Merger.

                     The Issuer's Articles of Amendment and Restatement prohibits ownership by any person of more than 9.9% of the outstanding Common Stock. This prohibition may be waived by the Issuer's Board of Directors. The Issuer's Board of Directors waived, subject to certain conditions, this limitation for the Partnerships and the Other Stockholders, each of the Partnerships, on the one hand, and the Other Stockholders, on the other hand, of which may initially own up to 15% of the outstanding Common Stock. This percentage will be reduced to the extent that such stockholder group fails to exercise its preemptive rights with respect to future issuances of the Issuer's equity securities.

                      The Issuer has agreed that the Partnerships will have the preemptive right, in connection with any offering for cash in excess of $100,000,000 of Common Stock, to purchase on the same terms as such offering a sufficient number of shares of Common Stock to maintain their percentage ownership of Common Stock immediately prior to the offering. This right will expire as to the Partnerships if they do not exercise such right with respect to three offerings or if they no longer own at least 50% of the Common Stock owned by them at the effective time of the Merger.

                       The Issuer has agreed to register the Common Stock received by the Partnerships in the Merger with the Commission to cover reofferings and resales of such Common Stock by the Partnerships and to maintain such registration until such shares have been resold or may be otherwise resold without restriction under Rules 144 and 145. The Partnerships have agreed, however, not to sell or transfer their Common Stock until the six-month anniversary of the effective time of the Merger.

Item 7.  Material to be Filed as Exhibits.

                  Exhibit 1   Powers of Attorney

                  Exhibit 2 Registration Statement on Form S-4 (incorporated herein by reference to the Registration Statement on Form S-4, as amended, filed by the Issuer with the Commission on June 18, 1998, SEC File No. 333-50509) ("Form S-4").

                  Exhibit 3 Stockholders' and Registration Rights Agreement among the Issuer, the Partnerships and the Other Stockholders (incorporated herein by reference to Exhibit 99.9 to the Form S-4.)

                             Page ____ of ____ Pages


                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Date:    August 6, 1998         HAMPSTEAD GENPAR, L.P.

                                By:  HH Genpar Partners
                                     Its General Partner


                                     By:  Hampstead Associates, Inc.
                                          Its Managing General Partner


                                          By: /s/ DANIEL A. DECKER
                                              ---------------------------
                                              Daniel A. Decker
                                              Executive Vice President

                            Page ____ of ____ Pages


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of Hampstead Genpar, L.P., Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel
A. Decker.

Date:    August 6, 1998         HH GENPAR PARTNERS

                                By:  Hampstead Associates, Inc.
                                     Its Managing General Partner


                                     By: /s/ DANIEL A. DECKER
                                         --------------------------
                                         Daniel A. Decker
                                         Executive Vice President


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of Hampstead Genpar, L.P., HH Genpar Partners, RAW Genpar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Date:    August 6, 1998         HAMPSTEAD ASSOCIATES, INC.


                                By:   /s/ DANIEL A. DECKER
                                      --------------------------
                                      Daniel A. Decker
                                      Executive Vice President


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of Hampstead Genpar, L.P., HH Genpar Partners, Hampstead Associates, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Date:    August 6, 1998         RAW GENPAR, INC.


                                By:  /s/ ROBERT A. WHITMAN
                                     --------------------------
                                     Robert A. Whitman
                                     President

                             Page ____ of ____ Pages


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of Hampstead Genpar, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.


Date:    August 6, 1998         INMED, INC.


                                By:  /s/ DANIEL A. DECKER
                                     --------------------------
                                     Daniel A. Decker
                                     President


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of him and each of Hampstead Genpar, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Robert A. Whitman and Daniel A. Decker.


                                     /s/ DONALD J. MCNAMARA
Date:    August 6, 1998              --------------------------
                                     Donald J. McNamara


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of him and each of Hampstead Genpar, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Donald J. McNamara and Daniel A. Decker.


                                     /s/ ROBERT A. WHITMAN
Date:    August 6, 1998              --------------------------
                                     Robert A. Whitman

                             Page ____ of ____ Pages


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of him and each of Hampstead Genpar, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Donald J. McNamara and Robert A. Whitman.


                                     /s/ DANIEL A. DECKER
Date:    August 6, 1998              --------------------------
                                     Daniel A. Decker

                             Page ____ of ____ Pages


                  EXHIBIT
                  Exhibit 1   Powers of Attorney

                  Exhibit 2 Registration Statement on Form S-4 (incorporated herein by reference to the Registration Statement on Form S-4, as amended, filed by the Issuer with the Commission on June 18, 1998, SEC File No.
                              333-50509) ("Form S-4").

                  Exhibit 3 Stockholders' and Registration Rights Agreement among the Issuer, the Partnerships and the Other
                              Stockholders (incorporated herein by reference to Exhibit 99.9 to the Form S-4.)